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FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $19,440,000, and an affiliate of the Adviser, which invested roughly $2,160,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

Rental home community in Palm Bay, FL

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

We've invested roughly $21.6 million to acquire Cypress Bay, a community of 87 detached, single-family rental homes in Palm Bay, Florida, located along the Atlantic coast just south of Orlando.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors. Learn more about the single-family rental asset class here.

As we referenced in our 2021 year-end letter, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $19.44 million and the Growth eREIT VII, which invested $2.16 million, while an additional $24.1 million was provided through a senior loan, bringing the total projected costs to roughly $45.7 million.

Strategy

This investment follows a Core Plus strategy.

Business plan

We acquired this property from a major, nationally renowned homebuilder, who wrapped up construction at the community in February 2022. At the time of our acquisition, approximately 41% of the homes were occupied. The community consists of spacious three-, four-, and five-bedroom homes, each with its own attached garage and pet-friendly, fenced yard.

Given how recently construction of the community was completed, we anticipate that the homes will remain competitive, attract tenants, and support rent growth for the foreseeable future without significant capital needs for renovations. We expect to work with a professional property manager, and to be a long-term owner over the next several years to a decade.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt.

Why we invested

- **Great location:** Located along the Atlantic coast of Florida just an hour drive from Orlando, Palm Bay's MSA population grew by 10.8% between 2010 and 2019, significantly more than the national MSA average of 7.5%. Part of the Space Coast — a stretch of Florida surrounding the Kennedy Space Center — Palm Bay's economy is anchored by the national aerospace and defense industries, and the city has been recognized as a hub for excellent job, wage, and high-tech growth.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **High-quality asset:** The property was acquired directly from a nationally recognized homebuilder who wrapped up construction in early 2022. The community consists of brand new construction with high-quality amenities, presenting no need for renovations or updates in the near future.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com



NEW ACQUISITION

Rental home community in Palm Bay, FL

We've acquired Cypress Bay, a community of 87 single-family rental homes in Palm Bay, FL, on the Atlantic Coast just south of Orlando.

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87 READY-TO-RENT SINGLE-FAMILY HOMES

$21.6 MILLION INVESTMENT

ABOUT 80 MILES SOUTHEAST OF ORLANDO

41% OCCUPIED AT TIME OF ACQUISITION

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Our intent with this and other investments in single-family rental home communities is to build a scaled portfolio that generates consistent income through rental payments from tenants, while these properties also have the potential to grow in value over time.

$ RENTAL INCOME

↑ APPRECIATION

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Part of the Space Coast — a stretch of Florida surrounding the Kennedy Space Center — Palm Bay's economy is anchored by the national aerospace and defense industries, and the city has been recognized as a hub for excellent job, wage, and high-tech growth.

Cypress Bay

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Our Core Plus strategy features stabilized real estate with a long investment horizon and moderate leverage, where we can unlock additional value through focused asset management.



→ **Risk-return profile:**
Moderate

→ **Expected timing / delay of returns:**
Shortly after acquisition

→ **Expected source of returns:**
Income with some growth

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Our single-family rental home portfolio now consists of 61 communities, strategically distributed across 23 separate metropolitan areas in 10 states, particularly focused in the Sunbelt.

SFR Distribution by MSA



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Stay tuned for more updates. As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

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